Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Dear ITC Employees and Fellow Shareholders:

By now, you should have received the Proxy Statement/Prospectus for our Special Meeting of Shareholders to be held on April 16, 2013. At the Special Meeting of Shareholders, we will consider and vote on certain proposals related to our previously announced proposed transaction with Entergy Corporation. We strongly encourage you to consider and vote on such proposals, as every vote is important.  ITC’s Board of Directors believes the proposed transaction should benefit shareholders by reinforcing our core strategy and has recommended that shareholders vote “FOR” each proposal.

There are a number of ways that you can vote and detailed voting instructions are contained in the Proxy Statement/Prospectus. In addition, some of you may have received more than one Proxy Statement/Prospectus and proxy voting card. This is not a mistake, but, rather, is due to the fact that you may hold ITC shares in multiple manners (such as restricted stock, unrestricted stock or stock purchased through the Employee Stock Purchase Plan) and/or through different brokers. In order to vote all of your ITC shares, you must follow the voting instructions for each Proxy Statement/Prospectus and proxy voting card that you receive.

If you have any questions on the proposed transaction or on voting, or if you need to obtain copies of the Proxy Statement/Prospectus or proxy voting cards, please contact our proxy solicitor at the address and telephone number listed below.

Georgeson

199 Water Street, 26th Floor

New York, NY 10038-3560

Toll-Free (800) 561-2871

Thank you, in advance, for your prompt attention to this very important matter.

Sincerely,

Joseph L. Welch

ITC Forward-Looking Information

This communication contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this communication and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.  Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013.  ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about Mid South TransCo LLC (“TransCo”) and the proposed transactions.  In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2012 Annual Report on Form 10-K filed with the SEC on February 27, 2013, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012.  Information about the directors and executive officers of ITC may be found in its 2012 Annual Report on Form 10-K filed with the SEC on March 1, 2013, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.